Exhibit 99.1

HUIZENGA	2215 York Road, Suite 500 Oak Brook, IL 60523 Ph. (630) 990-2100 Fax (630) 990-2110
OPPORTUNITY PARTNERS

April 12, 2010

Members of the Board of Directors
White River Capital Inc.
c/o Mr. John M. Eggemeyer III (via email only)
Chairman & Chief Executive Officer

Re:           Withdraw Stock Buy Back - Declare One-Time Dividend

To the Members of the Board:

As you may recall, we wrote the members of the Company's board of directors (the "Board) a letter dated April 22, 2009 requesting the Board to consider (i) the withdrawal of the Company's previously authorized repurchase of up to 150,000 shares of the Company's stock and instead (i) declare a $4.50/share one-time cash dividend representing a portion of the Company's "excess capital", and (ii) publicly disclose the Board's intention to establish a quarterly cash dividend program for a meaningful portion of the Company's future cash earnings. We wanted to thank the Board for recently instituting the $0.25 per share recurring quarterly dividend; however, (i) due to the lack of viable merger/acquisition candidates, and (ii) in light of the prospect of federal income tax rates significantly increasing for dividend; and, to a lesser extent, capital gain income at the end of 2010, we would strongly urge the Board to implement a one-time dividend of the Company's "excess" capital.

We understand our recommendation for a one-time dividend (i) would reduce the Company's tangible net worth which could potentially reduce the present value of the Company's tax NOL should the Company experience a change of control, and (ii) may lessen the Company's acquisition opportunities, however; in our judgment, the tangible benefits of a significant one time dividend out-weight the less certain benefits of the two items earlier noted. Consequently, we respectfully request the Board to consider (i) the withdrawal of the Company's previously authorized repurchase of up to 500,000 shares of the Company's stock and instead declare a $4.50/share one-time cash dividend representing a portion of the Company's "excess capital." In our view, the Company's continuing shareholders should be the beneficiary of the Company's cash, not those shareholders that chose to disassociate themselves from the Company under the stock buy-back program. Should the Board enact the above recommendations, we believe the Company and its shareholders would benefit in the following ways.

•	The $4.50/share dividend would provide the shareholders with a very tangible, and present value, benefit of their share ownership.

•
The recommended one-time dividend would likely qualify as a non-taxable return of capital for tax purposes given the Company's substantial NOL carry forward. Should that not be the case, the favorable 15% federal tax rate would apply for the balance of 2010 before tax rates on dividends are expected to materially increase to "ordinary" rates.

•	The Company's implementation of the stock buy-back program further reduces the little "float" in the Company's already illiquid stock.

•
The Company's return on equity would be increased without unduly leveraging the business. According to the 2009 Form 10K, the Company concluded 2009 with an equity to asset ratio of 70.3%. Declaration of a one-time $4.50/share dividend would result in a pro-forma year-end 2009 equity to asset ratio of 60.1% assuming the dividend had been paid on December 31, 2009 (please refer to Exhibit A).

•
The Company concluded the year with $6.8 million of cash and $39.9 million of availability under its revolver. It would appear that the Company should be able to comfortably declare a dividend of $4.50/share while maintaining sufficient liquidity and equity to conduct its business (please refer to Exhibit A). We understand the Company would need to obtain the consent of its lender to institute the proposed dividend; however, the proposed dividend of approximately $18 million, if funded solely from the revolver rather than a combination of revolver and the Company's balance sheet cash, would represent less than one-half of the availability under its revolver. The Exhibit A assumed the Company would use approximately $12 million of the Company's available revolver or 30% of its availability.

•
The Company's retention of excess capital based on uncertain future events that may not occur (e.g., a change-of-control transaction in which the present value of the NOL may be reduced or the possibility of consummating an unidentified future acquisition) is not, in our judgment, an overly compelling reason not to enact the above recommendations.

We would like to thank the Board for considering our recommendations. We had hoped to make an in-person presentation of our proposal at the Company's annual shareholders' meeting (as we did at last year's meeting), however, we understand the historical venue (Chicago, Illinois) was changed this year in lieu of Rancho Santa Fe, California. We, therefore, suggest that the Company establish a telephonic means to permit shareholders to participate in the meeting.

Finally, we respectfully request that this letter, including Exhibit A, be entered into the permanent record of the May 6, 2010 shareholder meeting. Should any of the members of the Board wish to speak with us, please feel free to call at (630) 990-2100.

HUIZENGA OPPORTUNITY
PARTNERS, LP
By: Huizenga Opportunity Partners GP, LLC, its General Partner

By:	/s/ Ronald G. Kenny
Name:	Ronald G. Kenny
Title:	Manager

Exhibit A

White River Capital Inc.
Actual and Pro-Forma Balance Sheets

	December 31, 2009
	Actual	Pro-Forma Adjustments	Pro-Forma

ASSETS
Cash and cash equivalents	$6,797,000	$(6,000,000)	$797,000
Finance receivables—net	88,612,000		88,612,000
Goodwill			0
Deferred tax assets—net	44,711,000		44,711,000
Other Assets	836,000		836,000
TOTAL ASSETS	$140,956,000	$(6,000,000)	$134,956,000

LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES:
Line of Credit	$40,000,000	$11,988,777	$51,988,777
Accrued interest	107,000		107,000
Creditor notes payable	7,000		7,000
Other payables and accrued expenses	1,726,000		1,726,000
Total liabilities	41,840,000	11,988,777	53,828,777

SHAREHOLDERS' EQUITY:
Preferred Stock	-		-
Common stock	181,845,000		181,845,000
Warrants	-		-
Accumulated other comprehensive income	3,000		3,000
Accumulated deficit	(82,732,000)		(82,732,000)
Dividend	-	(17,988,777)	(17,988,777)
Total shareholders' equity	99,116,000	(17,988,777)	81,127,223
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$140,956,000	$(6,000,000)	$134,956,000
Revolver availability	$39,900,000	$27,911,223	$27,911,223
Outstanding shares at December 31, 2009	3,997,506	3,997,506	3,997,506
One-time dividend per share	n/a	$4.50	$4.50
Equity to asset ratio	70.3%	n/a	60.1%